EXHIBIT 99.38




NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: YAMANA RESOURCES INC.

TSX SYMBOL: YRI

April 23, 2003


Yamana To Acquire Brazilian Gold Assets

SPOKANE, WASHINGTON--

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWS SERVICES


Yamana Resources Inc. is pleased to announce that it has reached agreement with Santa Elina Mines Corp. to acquire all of Santa Elina's gold assets in Brazil.

These assets include three advanced pre-production gold projects, a number of mid-stage exploration projects, and claims or concessions covering prospective exploration areas in two of Brazil's major gold regions. The three pre-production projects - all in advanced stages of permitting and licensing - are:

- Sao Vicente - A former operating mine with camp and plant facilities in western Mato Grosso state, produced 187,000 ounces gold before being mothballed in 1997 due to declining gold prices. In the same year, mine Reserves Associates and Echo Bay Mines Technical Services (both of Denver, Colorado) assessed the project using mine exposures and drill hole data - 241 holes totaling 30,000 meters, drilled at 25 m x 25 m spacings in a 1000 m x 150 m area. The studies infer a shallow primary gold deposit containing 550,000-ounces at an average grade of 1.03 g/t Au. An insufficiently explored deeper higher-grade zone identified in 21 drill holes averaging 260 meters depth is a priority target for future exploration. Intercepts in these deeper holes range from 2 to 20 meters with grades from 4.31 to 59.43 g/t Au.

- Sao Francisco - A companion project to Sao Vicente, 50 kilometers away, with which it could share facilities. Studies done in 1997 by GeoSystems International (California), Kappes, Cassiday and Associates (Reno, Nevada), and Echo Bay Mines Technical Services (Denver, Colorado), used data from 335 holes totaling 50,000 meters in depth, drilled at 25 m x 25 m and 25 m x 50 m spacings in a 1800 m x 150 m area, to infer a shallow primary gold deposit, open one direction on strike, containing 1.1 million ounces gold at a grade of 0.91 g/t Au. Similar to Sao Vicente, this deposit is also underlain by an insufficiently explored deeper higher grade gold target identified in 19 drill holes averaging 200 meters depth - intercepts range from 2 to 14 meters with grades from 1.86 to
58.0 g/t Au.

- Fazenda Nova-Lavrinha - The Fazenda Nova property in central Goias state contains at least six shallow blanket-like gold deposits in saprolite (deeply weathered, oxidized bedrock). Lavrinha, according to reports done in 1997 and 1998 by Echo Bay Mines Technical Services (Denver, Colorado), Lynn Canal Geological Services (Juneau, Alaska), and Mineracao Santa Elina (Brazil), is the most intensely explored of these deposits. Lavrinha's gold- bearing saprolite zone is up to 50 meters thick and covers a 3 kilometer x 1.5 kilometer area. The studies used data from drilling - 342 holes totaling 23,500 meters - trenching, and open pit mine exposures to infer a 191,000ounce gold deposit averaging 0.84 g/t Au. The open pit is the relic of a small early-1990s heap leach gold operation which mined and processed the saprolite ore without the need for blasting or crushing. Additionally, the studies suggest potential beneath the shallow saprolite deposit for a highergrade primary gold deposit, identified tentatively in 11 holes drilled to depths of 60 meters or more. Intercepts in these holes range from 2 to 20 meters in width with 2.0 to 8.3 g/t Au and exceptional grades up to 21.9 g/t Au.

The studies and reports cited for the three projects above present information which, in Yamana's opinion, is relevant, reliable, and the most recent available. However, Yamana advises that this is historical information which has yet to be verified in detail and there is no certainty that any economic resources will exist on these properties. The historical resource estimates in these reports use resource categories that do not conform to Canada's current National Instrument 43-101 standards so Yamana has downgraded these historical resource estimates to Inferred Mineral Resources pending completion of a report compliant with the NI 43-101 standards. Yamana emphasizes that due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or part of any of these Inferred Mineral Resources will be upgraded to an Indicated or Measured Mineral Resource as a result of continued verification or continued exploration. A report compliant with NI 43-101 standards is being now prepared and finalized by a recognized qualified independent consulting group for each of the above projects and the details of this report will be publicly disclosed as soon as they are available.

The exploration properties included in this agreement cover prospective areas in two major gold regions:

- Santa Elina Gold Belt - an important new gold province in Mato Grosso state in western Brazil, near the Bolivian border, with claims, concessions or mining licenses covering 7,482 square kilometers, including the Sao Vicente and Sao Francisco projects, several other defined gold deposits, and dozens of incompletely explored gold targets.

- Goias Mineral District - detailed exploration data covering prospective ground in a 300 square kilometer region in Goias state, central Brazil, including 30 square kilometers of claimed exploration ground in the Fazenda Nova area.

Following completion of this acquisition, Yamana will own a 100% interest in a substantial suite of gold assets in Brazil - including its recently acquired 1,000-square kilometer Cumaru project in the premier Carajas Metallogenic Province of Para state in northern Brazil - and intends to move swiftly to become a major Brazilian gold producer and explorer.

Yamana will acquire Santa Elina's gold assets through the issue of common shares such that existing Yamana shareholders will own 15% of Yamana going forward and Santa Elina will own 85%. As part of this acquisition, it is expected that Yamana will consolidate its common shares on a one for twelve basis. Yamana expects to issue 55,447,880 post-consolidation shares to Santa Elina and will then have 65,232,800 shares outstanding (68,020,830 shares on a fully diluted basis).

Yamana is pursuing certain other developments including the acquisition of producing assets and other advanced exploration projects; now in various stages of discussion. Yamana is also in discussion with certain persons who might take on senior management roles upon completion of this acquisition, including the role of Chief Executive Officer.

Completion of the acquisition is subject to a number of conditions including Toronto Stock Exchange approval, satisfactory completion of due diligence reviews, Yamana receiving the approval of its Board of Directors, approval of Yamana's shareholders and the execution of formal agreements. The transaction is also conditional upon Yamana raising a minimum of $CDN 10 million. However, Yamana plans to target a much larger financing and expects to structure the terms for that financing in late-May based on the outcome of Yamana's other current initiatives and receipt of NI 43-101 reports.

Canaccord Capital Corporation has been retained as lead agent in respect of the financing and has been acting as Santa Elina's advisor in respect of the asset sale. Westwind Partners Inc. has been retained by Yamana to provide financial analysis and advice on structuring and implementing the acquisition. It is expected that the acquisition will close about mid-July, 2003.

Yamana is a Canadian company, listed on the Toronto Stock Exchange with a focus on gold exploration and production in South America. A significant suite of gold exploration properties in Argentina is under earn-in option to the Peruvian gold producers, Buenaventura and Hochschild. With this acquisition, the recent Cumaru acquisition and other acquisitions being pursued, Yamana's goal is to become an intermediate gold producer with significant positions in all major areas of Brazil and to continue to consolidate gold opportunities in Brazil.


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forwardlooking statements should conditions or management's estimates or opinions change.


-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana Resources Inc.
Victor H. Bradley
President and CEO
(509) 838-6615 (509) 838-0714 (fax) E-mail: Investor@yamana.com
http://www.yamana.com


INDUSTRY: PCS
SUBJECT: NWS

-0-